UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE13G/A


               Under the Securities Exchange Act of 1934

                        (Amendment No__4__)*


                     ECOLOGY AND ENVIRONMENT, INC.
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                           (Name of Issuer)


                            Class A Common
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                    (Title of Class of Securities)


                              278878103
                          -----------------
                            (CUSIP Number)


                          December 31, 2006
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        (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x/ Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)
                           Page 1 of 9

CUSIP No. 278878103
--------------------

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        WEDBUSH, Inc.
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   2.   Check the Appropriate Box if a Member of a Group
   	(See Instructions)

       (a) /x/
       (b) / /
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   3.   SEC Use Only
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   4.   Citizenship or Place of Organization

        California
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     Number of Shares  5. Sole Voting Power                   140,900
     Beneficially by   ----------------------------------------------
     Owned by Each     6. Shared Voting Power                 231,800
     Reporting         ----------------------------------------------
     Person With:      7. Sole Dispositive Power              140,900
                       ----------------------------------------------
                       8.Shared Dispositive Power             238,100

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   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       238,100
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   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        /x/
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   11.  Percent of Class Represented by Amount in Row (9)

        9.6%
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   12.  Type of Reporting Person (See Instructions)

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        CO

CUSIP No. 278878103
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Edward W. Wedbush
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        United States of America
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     Number of Shares     5. Sole Voting Power            87,900
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power         231,800
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power       87,900
                       ----------------------------------------------
                          8.Shared Dispositive Power     238,100

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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        238,100
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        /x/
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        9.6%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        IN

CUSIP No. 278878103
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Morgan Securities, Inc.
---------------------------------------------------------------------
   2.    Check the Appropriate Box if a Member of a Group
         (See Instructions)

          (a) /x/
          (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   6.   Citizenship or Place of Organization

        California
---------------------------------------------------------------------
     Number of Shares    5. Sole Voting Power               3,000
     Beneficially by   ----------------------------------------------
     Owned by Each       6. Shared Voting Power           231,800
     Reporting         ----------------------------------------------
     Person With:        7. Sole Dispositive Power          3,000
                       ----------------------------------------------
                         8.Shared Dispositive Power       238,100

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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        238,100
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        /x/
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        9.6%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)
---------------------------------------------------------------------

        BD

Cusip No. 278878103           13G ECOLOGY AND ENVIRONMENT, INC.

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Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of ECOLOGY AND ENVIRONMENT, INC. ("Issuer").

(b)   Issuer's address: 368 Pleasant View Drive
      Lancaster, NY  14086


Item 2. Filers

(a)   This statement is filed by WEDBUSH, Inc. ("WI"),
      Edward W. Wedbush ("EWW") and Wedbush Morgan Securities,
      Inc. ("WMS").

(b)   Business address of the above filers are as follows:
      WI - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457
      EWW - P.O. Box 30014, Los Angeles, CA 90030-0014
      WMS - P.O. Box 30014, Los Angeles, CA 90030-0014

(c) WI is a California corporation. EWW is a citizen of the United States of America. WMS is a California corporation.

(d)   Common stock

(e)   278878103

Item 3. Classification of Filers

(a)        WMS is a broker/dealer

(b) - (j)       Not applicable

(g)             WI is a control person

Item 4. Ownership

(a)   WI has sole ownership of 140,900 Shares of the Issuer;
      EWW has sole ownership of 87,900 Shares; and WMS has sole ownership of 3,000 Shares.

(b)   Of the Shares outstanding, WI owns approximately 5.67%;
      EWW owns approximately 3.54%; and WMS owns approximately 0.12%.

(c)   Number of Shares as to which the filer has:

      (i) Sole power to vote: WI has sole power to vote on 140,900 Shares; EWW has 87,900 sole Shares; and WMS has 3,000 sole Shares.

      (ii) Shared power to vote: WI has 231,800 Shares; EWW has 231,800 Shares; and WMS has 231,800 Shares.

      (iii) Sole power to dispose: WI has sole power to dispose on 140,900 Shares; EWW has 87,900 Shares to dispose; and WMS has 3,000 Shares to dispose.

      (iv)  Shared power to dispose;  WI has 238,100 Shares;
            EWW has 238,100 Shares; WMS has 238,100 Shares.

Item 5. Ownership of Five Percent or Less of a Class.

     	Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.

Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.

Item 8.     Identification and Classification of Members of a Group.

Name                           Category    No.ofShares     Percentage

WEDBUSH, Inc.                     CO         140,900         5.67%
Edward W. Wedbush                 IN          87,900         3.54%
Wedbush Morgan Securities, Inc.   BD           3.000         0.12%

EWW is the Chairman of WI. EWW owns a majority of the outstanding Shares of WI. EWW is the President of WMS. WI owns a majority of the shares of WMS. Accordingly, EWW may be deemed the beneficial owner of the Issuer's Shares owned by WI. However, beneficial ownership of the Issuer's Shares is hereby disclaimed by EWW.


Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        WEDBUSH, Inc.


1/23/07
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
---------------------------
Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ President
---------------------------
Name/Title


         Edward W. Wedbush


1/23/07
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Name/Title

        Wedbush Morgan Securities, Inc.



1/23/07
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature


Edward W. Wedbush/ President
---------------------------
Name/Title